UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Global Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G39342103

(CUSIP Number)

Albert Chen

c/o Magnum Opus International (PTC) Limited

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

Telephone: +852 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

August 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39342103		13D

1	Name of reporting person Magnum Opus International (PTC) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,549,382
	8	Shared voting power 0
	9	Sole dispositive power 6,549,382
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,549,382 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.4% (2)
14	Type of reporting person CO

(1) Magnum Opus International (PTC) Limited, the reporting person (“Reporting Person”), hereby disclaims beneficial ownership of the securities referred to above, except to the extent the exercise of its discretionary trust powers vests the Reporting Person with voting and/or dispositive control over such securities.  Accordingly, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D.  Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of the Reporting Person, Mr. Albert Chen (“Mr. Chen”) may be deemed to beneficially own the securities referred to above, which beneficial ownership is hereby disclaimed by Mr. Chen, except to the extent of his pecuriary interest therein.

(2) Based upon 120,824,742 Shares (as defined below) outstanding as of March 31, 2018 as disclosed in Global Cord Blood Corporation’s report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2018.

This Amendment No. 2 is being filed Magnum Opus International (PTC) Limited (the “Reporting Person”), in its capacity as the trustee of The Magnum Opus International Trust (the “Trust”), a discretionary trust established under the laws of Hong Kong S.A.R.

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 10, 2015 by Magnum Opus International (PTC) Limited, as previously amended and supplemented by an amendment to Schedule 13D filed on October 27, 2016 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.        Identity and Background.

The first paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement is filed by Magnum Opus International (PTC) Limited (the “Reporting Person”), in its capacity as the trustee of The Magnum Opus International Trust (the “Trust”), a discretionary trust established under the laws of Hong Kong S.A.R.  The Reporting Person was incorporated under the laws of the British Virgin Islands, with its registered office address located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. The Reporting Person was incorporated to hold properties (including the 7,080,000 Issuer’s Shares and certain funds) to facilitate the Issuer’s RSU Scheme (as defined below). During March 2018, the 7,080,000 RSUs were fully vested pursuant to the Issuer’s RSU Scheme. The respective executives, directors and key employees, who have vested interest in the 7,080,000 Shares (“Beneficiaries”), appointed the Reporting Person to continue to hold the 7,080,000 Shares. On August 2, 2018, the Reporting Person transferred 530,618 Shares to certain Beneficiaries and holds the remaining 6,549,382 Shares in accordance with the Deed of Settlement for the benefit of the Beneficiaries.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D, is provided on Schedule A hereto and is incorporated by reference herein.

Item 3.        Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

During March 2018, the 7,080,000 RSUs were fully vested pursuant to the Issuer’s RSU Scheme. The Beneficiaries, who have vested interest in the 7,080,000 Shares, appointed the Reporting Person to continue to hold the 7,080,000 Shares.

On August 2, 2018, the Reporting Person transferred the ownership of 530,618 Shares to certain Beneficiaries. As a result of the share transfer, the Reporting Person holds the remaining 6,549,382 Shares in accordance with the Deed of Settlement for the benefit of the Beneficiaries.

Item 4.        Purpose of Transaction

The second paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

On 15 December 2014, the Trust subscribed for the Shares to facilitate the granting and subsequent vesting of incentive RSUs to certain executives, directors and key employees of the Issuer and holds such Shares for the benefit of such executives, director and key employees. After the vesting of 7,080,000 RSUs during March 2018, the Beneficiaries, who have vested interest in the 7,080,000 Shares, appointed the Reporting Person to continue to hold the 7,080,000 Shares. On August 2,  2018, the Reporting Person transferred the ownership of  530,618 Shares to certain Beneficiaries and holds the remaining 6,549,382 Shares in accordance with the Deed of Settlement for the benefit of the Beneficiaries.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

During March 2018, all the RSUs pursuant to the Issuer’s RSU Scheme held by the Reporting Person were fully vested. The Beneficiaries, who have vested interest in the 7,080,000 Shares, appointed the Reporting Person to continue to hold the 7,080,000 Shares. On August 2, 2018, the Reporting Person transferred the ownership of  530,618 Shares to certain Beneficiaries and holds the remaining 6,549,382 Shares in accordance with the Deed of Settlement for the benefit of the Beneficiaries.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2018

Magnum Opus International (PTC) Limited

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Sole director and member of Mag Ops Limited, a director and the sole member of Magnum Opus International (PTC) Limited

By:	/s/ Ching Ying Carol Gaw
Name:	Ching Ying Carol Gaw
Title:	Director of Green Frontier Limited, a director of Magnum Opus International (PTC) Limited

SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF THE REPORTING PERSON

Name	Present Principal Business/Occupation	Business Address(es)	Place of Organization/Citizenship
Mag Ops Limited	Director and Sole Member of the Reporting Person	OMC Chambers, Wickhams, Cay 1, Road Town, Tortola, British Virgin Islands	British Virgin Islands
Albert Chen	Sole Director and Member of Mag Ops Limited; Director and Chief Financial Officer of the Issuer

c/o Mag Ops Limited
OMC Chambers, Wickhams, Cay 1, Road Town, Tortola, British Virgin Islands;
c/o The Board of Directors of Global Cord Blood Corporation
48th Floor, Bank of China Tower,
1 Garden Road, Central,
Hong Kong S.A.R.

Hong Kong S.A.R.
Green Frontier Limited	Director of the Reporting Person	Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands	British Virgin Islands
Ching Ying Carol Gaw	Director of Green Frontier Limited	c/o Green Frontier Limited Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands	Hong Kong S.A.R.

SCHEDULE B

SHARE OWNERSHIP OF PERSONS LISTED ON SCHEDULE A

The following table sets forth, as of August 2, 2018, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Shares beneficially owned by each of the persons listed on Schedule A.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after August 2, 2018. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Persons listed on Schedule A:
Mag Ops Limited(2)	—	—
Albert Chen	*	*
Green Frontier Limited(3)	—	—
Ching Ying Carol Gaw	—	—

* less than 1%

(1)                                 Based on 120,824,742 Shares outstanding as of March 31, 2018 as disclosed in Global Cord Blood Corporation’s report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2018.

(2)                                 Albert Chen is the sole director and member of Mag Ops Limited.

(3)                                 Ching Ying Carol Gaw is the sole director of Green Frontier Limited.